June 29, 2017

Via EDGAR

Laura Nicholson, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Duke Robotics, Inc. (the “Company”)

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted May 19, 2017

Amendment No. 3 to Draft Offering Statement on Form 1-A

Submitted June 6, 2017

CIK No. 0001682110

Dear Ms. Nicholson:

The purpose of this letter is to respond on behalf of the issuer to your letter of June 22, 2017 regarding the above offering statement. For your convenience, your original comments appear in bold text, followed by our response.

Plan of Distribution, page 30

1.       Please reconcile your disclosure that you anticipate that closings will be held such that no cleared investor funds will remain in escrow for more than approximately 30 business days with your disclosure that the company expects to hold closings when material funds are held in escrow.

We have revised the applicable language in the Offering Circular to make clear that the offering has no minimum offering amount and that the company may conduct closings at any time on any funds held in escrow at its sole discretion.

2.      We note your reference to Exchange Act Rule 10b-9. Please provide your analysis as to how your offering complies with Rule 10b-9. In that regard, it does not appear that the offering is being made on the condition that all or a specified part of the consideration paid for the security will be promptly refunded to the purchaser unless a “specified number of units of the security” are sold “within a specified time.” For example, with respect to your disclosure that you will return funds if no closings have occurred by the termination date of the offering, you have not specified what amount would constitute “material funds” such that the company would hold a closing, and you have not specified a time by which such securities must be sold.

We have revised the applicable language in the Offering Circular in order to address the preceding comment to make clear that the offering has no minimum offering amount and that the company may conduct closings at any time on any funds held in escrow at its sole discretion. As such, Rule 10b-9 is not applicable to the offering.

3.      Please reconcile your disclosure that all subscribers will be instructed by the company or its agents to transfer funds directly to the escrow account, with your new disclosure that any subscription checks should be sent to JumpStart Securities, LLC. We note also provisions in the escrow agreement providing for transmission of funds from investors directly to the escrow agent.

We have revised the applicable language in the Offering Circular in order to address the preceding comment.

4.       With respect to the escrow services agreement filed as Exhibit 8.1, please provide your analysis as to how your offering complies with Exchange Act Rule 15c2-4, if applicable, and Rule 10b-9. In that regard, we note that the agreement does not provide for the prompt return of funds to investors.

We have revised the applicable language in the Offering Circular to make clear that the offering has no minimum offering amount and that the company may conduct closings at any time on any funds held in escrow at its sole discretion. As such, Exchange Act Rule 15c2-4 and Rule 10b-9 are not applicable to the offering.

Exhibits

5.       We note Section 6 (Market Stand-Off Agreement) of the form of subscription agreement filed as Exhibit 4.1. Please clarify how such provision will impact investors in this offering, and please disclose such provision in your offering circular, if material.

The Company has revised the form of subscription agreement filed as Exhibit 4.1 to the Offering Circular to remove Section 6 (Market Stand-Off Agreement).

* * *

Please direct further comments and questions to me (tel: 617.398.0408/email: emiller@sandw.com) or to Ron Ben-Bassat (tel. 212.660.5003/email: rbenbassat@sandw.com).

Sincerely,

/s/ Edwin L. Miller Jr.
Edwin L. Miller Jr.

cc:	Heather Clark
Claire Erlanger
John Stickel